May 10, 2016

By Email and FedEx

Board of Directors

c/o Sorrento Therapeutics, Inc.

9380 Judicial Drive, San Diego, CA 92121

Attn: Corporate Secretary

Dear Directors:

I write on behalf of Wildcat Liquid Alpha, LLC (“WLA”) and Bonderman Family Limited Partnership (“BFLP” and, together with WLA, the “Wildcat Shareholders”) who collectively own 2,574,473 shares of common stock of Sorrento Therapeutics, Inc. (“Sorrento” or the “Company”). We are writing to you again to express the urgency of Board action before the completion of the value destroying sale of nearly half the equity in the Company.

As you know, on May 5, 2016, the Wildcat Shareholders sent a letter (the "May 5 Letter") to the Company’s Board of Directors (the “Board”) setting forth in detail serious issues that have come to light at the Company. As set forth in the May 5 Letter, the Wildcat Shareholders believe that the Company's Chief Executive Officer ("CEO"), Dr. Henry Ji, has consistently acted in a manner that is not in the best interests of shareholders and has destroyed significant shareholder value, that the Company's Board of Directors (the "Board") has failed to act in the best interests of shareholders, and that the Directors have breached their fiduciary duties.

Moreover, Dr. Ji and the Board have recently engaged in a series of egregious transactions, including the blatant looting of the Company and theft from shareholders and the pending financing transaction (the “Financing Transaction”) pursuant to which the Company intends to sell 45% of the Company without shareholder approval or consent to a group of two investors at a price that does not remotely reflect the value of its assets. Accordingly, we hereby reiterate the demands we made in the May 5 Letter that the Company (1) terminate the pending Financing Transaction, (2) terminate Dr. Ji as CEO of the Company, and (3) appoint three directors nominated by the Wildcat Shareholders (the "Wildcat Directors") to lead a special committee of the Board to undertake the actions necessary to preserve and maximize shareholder value.

As set forth more fully in the May 5 Letter, these issues include the following:

(1)  The Company has repeatedly transferred assets to newly created subsidiaries and then granted stock options to acquire significant amounts of stock at nominal prices to Dr. Ji, other

Wildcat Capital Management, LLC

888 7th Avenue, 37th Floor

New York, NY 10106

(212) 468-5100

Board of Directors of Sorrento Therapeutics, Inc. May 10, 2016 Page 2 of 4

executives, and non-employee Directors of the Company. In addition, Dr. Ji has also taken for himself warrants to acquire extraordinary numbers of shares that have 10 votes per share -- all for nominal consideration. These equity stakes are in addition to the equity stakes in Sorrento already granted to Dr. Ji and the other members of management and the Board, effectively "double dipping" at the direct expense of the Company and its shareholders and creating a situation where Dr. Ji and the other recipients win even if the Company and its other shareholders do not. This series of transactions appears to constitute a looting of Company assets by Dr. Ji, other Company executives, and, perhaps most disturbingly, the purportedly independent non-employee members of the Board. This is little more than theft, and demonstrates a fundamental willingness of the Board and management to put their own personal interests above those of Sorrento and its shareholders.

(2)  The Company has failed to exercise any fiscal or operating discipline and has made numerous poor decisions, including the expenditure of far too much money and time collecting assets, and not enough money or time actually developing and monetizing those assets. Dr. Ji has shown no ability to develop a responsible and cogent business plan, supported by the financial resources of the Company. Instead, the Company has overextended itself repeatedly, and has made financial commitments that it has been unable to honor. As a result, to its detriment, the Company has been forced to renegotiate its obligations on several occasions and to enter into bargain sales of valuable assets. The Company has also made a number of seemingly passive minority investments in public and private companies controlled by other parties. In allowing this to happen, the Company's Board has failed miserably in its responsibility to the Company's shareholders.

(3)  The Company recently entered into the entirely inappropriate and imprudent Financing Transaction that, if consummated in its entirety, will result in unnecessary and massive dilution to existing shareholders and effectively transfer 45% of the Company on a post-Transaction basis to two investor groups at a price per share that is near the 52-week low of $4.25 and very far from the 52-week high of $26.80. As we noted in the May 5 Letter, this Financing Transaction was apparently entered into without the Company engaging in any sort of normal capital raising process and without the Company retaining an investment banker. Further, the Company has yet to disclose material details of the Financing Transaction despite a formal request and the filing of a lawsuit by WLA. In fact, just this week, in announcing that it had closed one of the private placements for $10 million, the Company revealed for the first time that the investor in this private placement had agreed to vote all shares owned by such investor as instructed by the Board of Directors of the Company. This voting agreement was not included in the Company’s disclosure to shareholders at any time prior to the closing of such transaction and evidences yet another blatant attempt by Dr. Ji and the Board to mislead shareholders and further entrench themselves in complete disregard for the fundamental governance rights of shareholders.

Yesterday, in apparent response to our May 5 Letter, Sorrento issued a press release (the “Response”) announcing that “early this year it engaged financial advisors to assist the company in exploring and evaluating strategic alternatives to maximize shareholder value.” Sorrento also stated that it “engaged Guggenheim Securities and PJT Partners to review a number of strategic

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alternatives.” The Response does literally nothing to address any of the concerns raised in the May 5 Letter and, in its carefully parsed and somewhat misleading statement, does not even seek to directly rebut the statement that the Company failed to engage in a normal capital raising process led by an investment banker. Further, in revealing for the first time that the Company had engaged these advisors to review strategic alternatives earlier this year, the Company has raised numerous additional questions about Dr. Ji and the Board’s conduct. If Sorrento did engage Guggenheim Securities (“Guggenheim”) and PJT Partners (“PJT”) to review a number of strategic alternatives “early this year,” why is Sorrento first publicly disclosing this fact in May 2016, several months after it purportedly engaged such financial advisors? Moreover, why has Sorrento not disclosed any other information about Guggenheim’s and PJT’s review? In our May 5 Letter we requested that the Company retain an investment banker to sell the entire Company or, if that was not possible, to sell selected non-strategic assets. Was such an effort the reason that the Company engaged such advisors? What “strategic alternatives” did Guggenheim and PJT review and what were the conclusions of their review? Was the recently announced Financing Transaction recommended by these advisors? And if, in fact, a strategic process that could generate substantial shareholder value in excess of the current market price is underway and ongoing, as represented in the Response, what justification could there be for selling almost half the Company at such a low price?

In light of the questions raised by the Response and the numerous questions left unaddressed, our concerns, far from being allayed, are seriously heightened. In fact, the Response provides yet another compelling reason to terminate the pending Financing Transaction. We assume -- and ask that the Company explicitly confirm -- that given the announced strategic review process, the announced but unconsummated portion of the equity raise will be terminated or, at a minimum, delayed until the conclusion of the apparently ongoing strategic review and the Board’s consideration and determination of which of the available options will maximize shareholder value.

We started our investment in Sorrento over a year ago. We believe in the assets and the tremendous potential of those assets but over the course of time have become increasingly concerned about management’s poor decision making and its failure to exercise any fiscal or operating discipline. We are not activists and, as recently as March 31, 2016, we met with Dr. Ji in person and offered our assistance with respect to the strategic direction of the Company and its development efforts, as well as the financing of such development activities. At that meeting Dr. Ji explicitly assured us that the Company would not undertake a capital raising effort at the then current stock price because of the dilution that it would create for us and other existing shareholders. These explicit and specific assurances proved to be outright lies as the Company announced its massively dilutive Financing Transaction just four days later.

Following this announcement, we requested additional information about the Financing Transaction because we believe, as noted above, that the Company’s disclosure regarding the terms of the Transaction has been woefully inadequate. Again, we were rebuffed by the Company.

After being lied to by the CEO and having information withheld concerning a

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Transaction that amounts to the sale of almost half the Company for woefully inadequate consideration, we then learned of the belatedly disclosed option and warrant grants by the Company’s subsidiaries to Dr. Ji, other members of management and the Board – an action that we consider outright theft from the Company’s shareholders. In the wake of all this, we determined to send the May 5 Letter because of the urgent need to protect the Company’s shareholders from the continuing detrimental activities of Dr. Ji and the Board, and to find a path to maximize the value of the Company for all shareholders, not just for Dr. Ji, other members of management and the Board.

Given the obvious inability of Dr. Ji to manage the Company effectively, and of the Board to act appropriately in overseeing Dr. Ji and the management team on behalf of the shareholders, we again demand that the Company appoint three Wildcat Directors to lead a special committee of the Board to undertake the actions necessary to preserve and maximize shareholder value. In doing so, the Wildcat Directors will certainly take into consideration the findings and advice of Guggenheim and PJT. Further, we again demand that the Company immediately terminate Dr. Ji as CEO of the Company. Dr. Ji's poor management of the Company and his blatant looting of Company and shareholder assets have disqualified him from serving in that position.

In order to facilitate this process and the announced strategic review, the Wildcat Shareholders are open to having a direct and, we hope, productive dialogue with the Board, and request an in-person meeting with the non-employee members of the Board at the earliest possible date to discuss the issues raised in our May 5 Letter. The Wildcat Shareholders have engaged litigators and fully intend to pursue their available remedies as and when necessary, including, among other things, legal action on their own and/or on the Company’s behalf to address the serious wrongdoing summarized in the May 5 Letter, including with respect to the option grants as to which the Company’s directors are conflicted and not disinterested. Nothing contained herein shall constitute a waiver of any of the Wildcat Shareholders’ rights and remedies, all of which are hereby reserved.

Sincerely,

/s/ Leonard A. Potter

Leonard A. Potter